March 18, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FOURTH QUARTER NET PROFIT OF $1.0 MILLION

GREAT PANTHER SILVER LIMITED (TSX: GPR; the "Company") is pleased to announce the unaudited financial results for the Company's year ending December 31, 2009. The Company will be filing its annual audited consolidated financial statements and management’s discussion and analysis on March 19, 2010, following which the full version of these documents will be available to be viewed on the Company's web site at www.greatpanther.com or on SEDAR at www.sedar.com.

	Q4	2009
Revenue	$9.9 million	$31.7 million
Earnings from mining operations(2) (before amortization and depletion)	$5.2 million	$15.0 million
Earnings from mining operations (net of amortization and depletion)	$4.2 million	$11.4 million
Adjusted EBITDA(4)	$3.0 million	$7.0 million
Income (loss)	$1.0 million	($0.9 million	)
Cost per silver ounce (USD)	$4.80	$5.58
Silver equivalent production	625,288 Ag eq oz	2,202,456 Ag eq oz
Silver ounces sold	363,282 Ag oz	1,376,763 Ag oz

“The Board is very pleased to see the Company’s first quarterly net profit of $1.0 million. And in terms of production, gross revenues, net operating profits and positive cash flow, 2009 was the Company’s fourth successive all-time record year,” said Kaare Foy, Executive Chairman.

Fourth Quarter Highlights

  Record metal production of 625,288 silver equivalent ounces (“Ag eq oz”)(1), up 5% from the third quarter of 2009 and 26% from the fourth quarter of 2008.

  Record gold production of 2,456 oz Au, up 26% from the third quarter of 2009 and 53% from the fourth quarter of 2008.

  Silver production of 390,026 oz Ag, within 2% of the third quarter of 2009 and up 9% from the fourth quarter of 2008.

  Record production from Guanajuato of 470,025 Ag eq oz, up 9% from the third quarter of 2009 and 37% from the fourth quarter of 2008.

  Net income of $1.0 million for the three months ended December 31, 2009 compared to a net loss of $1.2 million for the same period in 2008.

  80% increase in mineral sales revenues to $9.9 million for the three months ended December 31, 2009 from $5.5 million for the same period in 2008.

  $3.7 million increase in earnings from mining operations(2) (excluding amortization and depletion) to $5.2 million for the three months ended December 31, 2009 from $1.5 million for the same period in 2008.

  37% decrease in cash cost per silver ounce(3), net of by-products, for the three months ended December 31, 2009 to US$4.80 from US$7.58 for the same period in 2008.

  $3.7 million increase in Adjusted EBITDA(4) to $3.0 million for the three months ended December 31, 2009 from an Adjusted EBITDA loss of $0.7 million for the same period in 2008.

  Acquisition of a 100% interest in the “La Prieta” concession in the Topia District to provide increased production by late 2010.

Year End Highlights

  Record annual metal production of 2,202,456, up 22% from 2008, and 6% above target.

  Record silver production of 1,456,830 silver ounces (“oz Ag”), up 20% from 2008, and meeting target.

  Record gold production of 7,151 gold ounces (“oz Au”), up 14% from 2008, and 19% above target.

  Highest quality concentrates to date, produced at record metal recoveries.

  41% increase in mineral sales revenues to $31.7 million for the twelve months ended December 31, 2009 from $22.4 million for 2008.

  $10.7 million increase in earnings from mining operations (excluding amortization and depletion) to $15.0 million for the twelve months ended December 31, 2009 from $4.3 million for the same period in 2008.

  46% decrease in cash cost per silver ounce, net of by-products, for the full year 2009 to US$5.58 from US$10.25 in 2008.

  $14.9 million increase in Adjusted EBITDA to $7.0 million for the year ended December 31, 2009 from an Adjusted EBITDA loss of $7.9 million in 2008.

  New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz, increase National Instrument (“NI”) 43-101 compliant resources to 40 million Ag eq oz, and invest $22 million in capital expenditures and $14 million in a 65,000-metre diamond drilling program for both mines.

  Closed an equity offering for gross proceeds of $12.3 million on November 17, 2009.

Exploration Highlights

  Announced completion of the first NI 43-101 compliant mineral resource estimate on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. The new indicated resource estimate of 5,032,000 Ag eq oz, plus 285,000 Ag eq oz in the inferred category, represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit.

  Increase to NI 43-101 compliant measured and indicated resources for Topia to 5.5 million Ag eq oz, and inferred resources to 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

  Surface core drilling successfully extended known high grade mineralization in six areas at the Topia mine, including the Recompensa, San Gregorio, El Rosario, Cantarranas, San Miguel, and El Ochenta veins.

  Successful mine exploratory development at Topia, including three areas hosting high grade silver-gold-lead-zinc mineralization along the San Gregorio, El Rosario and Don Benito veins which are already contributing to increased silver production.

  Continued underground development at Guanajuato was successful in identifying and delineating three new zones of silver-gold mineralization, all of which are currently being developed for production. The Alto 2 Zone in the Cata area, Santa Margarita in the Rayas area and the Los Pozos Zone between Cata and Rayas will all make significant contributions to production in 2010 and beyond.

2010 Outlook

Great Panther has initiated its new strategy to accelerate production and increase resources at both Guanajuato and Topia. The new plan forecasts increases to 2.6 million Ag eq oz in 2010 and to 3.8 million Ag eq oz by 2012. In the fourth quarter of 2009, the Company successfully raised the financing required to initiate and accelerate this strategy. Subsequently, new equipment has been ordered and is being delivered to the mines, and exploration drill programs have started in the first quarter of 2010. Great Panther is confident that the targets outlined in its new strategy will be achieved or exceeded.

The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production, such that individual metal production will also be presented. The Company has used metal prices of US$11/oz Ag, US$850/oz Au, US$0.50/lb Pb and US$0.50/lb Zn for 2009 silver equivalent calculations. These have been revised in 2010 to US$16/oz Ag, US$1,000/oz Au, US$0.80/lb Pb and US$0.80/lb Zn.

Some highlights from the 2010 plan include:

	Guanajuato	Topia	Consolidated

Tonnes milled	174,000	34,500	208,500
Silver ounces	1,300,000	511,000	1,811,000
Gold ounces	8,300	600	8,900
Lead tonnes	-	1,100	1,100
Zinc tonnes	-	1,300	1,300
Silver equivalent ounces	1,820,000	820,000	2,640,000
Silver head grades (grams/tonne)	272	490
Silver recoveries	84%	94%
Production costs per ounce	US$4.50 - US$5.00	US$7.00 - US$7.50	US$5.50 - US$6.00

Operations produced 1,456,830 silver ounces at a cash operating cost of US$5.58 per oz of silver, net of by-product credits, for the year 2009. This compares favourably to the forecasted range of US$6.00 to US$6.50 per silver oz, is well below current metal prices of approximately $17/oz Ag and represents a significant improvement over the 2008 cash cost of US$10.25/oz Ag. The cost per oz of silver is dependent upon mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits.

Management anticipates that unit costs will continue the current downward trend and Great Panther remains on course to achieve costs of US$4.00/oz by 2012. Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a lower cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

Mr. Robert Archer, President & CEO said today, “I am extremely proud of the entire Great Panther team for a tremendous year of record production, financial results and resource growth, culminating in the Company’s first quarter of positive earnings. As we are bullish on near-term metal prices, the acceleration of our 3-year growth strategy should result in continued strong performance for Great Panther in the years ahead.”

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

(1)	Silver equivalent ounces in 2009 were established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb Pb and US$0.50/lb Zn.

(2)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion).

(3)

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

(4)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non- recurring items.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in Canadian Dollars)

Three months ended December 31, 2009 and 2008

	2009	2008
	(Unaudited)	(Revised[1] )
Revenues:
Mineral sales	$9,850,074	$5,482,342
Cost of sales (excluding amortization
and depletion)	4,698,174	4,008,363
	5,151,900	1,473,979
Expenses:
Amortization and depletion of mineral properties, plant and equipment	914,640	948,902
Accretion on asset retirement obligation	68,819	76,348
Mineral property exploration expenditures	373,286	348,155
General and administrative	1,875,097	1,526,782
Stock-based compensation	434,603	-
	3,666,445	2,900,187
	1,485,455	(1,426,208)

Other income (expenses):
Interest income	25,472	15,093
Interest expense	(219,014)	(309,822)
Foreign exchange gain (loss)	182,211	(261,050)
Gain (loss) on disposal of fixed assets	(5,621)	36,289
	(16,952)	(519,490)

Income (loss) before provision for income taxes	1,468,503	(1,945,698)

Recovery of (provision for) income taxes	(431,509)	763,368

Income (loss) for the period	1,036,994	(1,182,330)

Other comprehensive income (loss), net of tax: Unrealized gain (loss) on marketable securities	315	(12,992)

Comprehensive income (loss) for the period	$1,037,309	$(1,195,322)

Earnings (loss) per share
Basic	$0.01	$(0.02)
Diluted	$0.01	$(0.02)

Weighted average number of shares
Basic	101,034,625	81,654,521
Diluted	104,593,028	81,654,521

(1) Revision - The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(Unaudited)	(Revised[1] )

Revenues:
Mineral sales	$31,731,715	$22,445,438	$15,523,094
Cost of sales (excluding amortization and depletion)	16,767,683	18,144,223	14,152,657
	14,964,032	4,301,215	1,370,437
Expenses:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Accretion on asset retirement obligation	277,214	281,677	22,704
Mineral property exploration expenditures	1,581,955	6,327,926	6,803,104
General and administrative	5,802,508	5,965,595	4,672,362
Stock-based compensation	2,377,927	1,608,271	1,129,500
	13,616,400	18,468,498	16,231,338
	1,347,632	(14,167,283)	(14,860,901)

Other income (expenses):
Interest income	58,955	240,929	207,892
Interest expense	(1,168,799)	(1,155,197)	(1,035,577)
Debt settlement expense	(51,165)	-	-
Foreign exchange gain (loss)	(383,400)	113,042	(1,440,802)
Gain (loss) on disposal of fixed assets	(2,014)	31,168	-
	(1,546,423)	(770,058)	(2,268,487)

Loss before provision for income taxes	(198,791)	(14,937,341)	(17,129,388)

Recovery of (provision for) income taxes	(668,060)	1,176,515	(2,571,473)

Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Other comprehensive income (loss), net of tax: Unrealized gain (loss) on marketable securities	14,819	(43,537)	5,945

Comprehensive loss for the year	$(852,032)	$(13,804,363)	$(19,694,916)

Basic and diluted loss per share	$(0.01)	$(0.17)	$(0.27)

Weighted average number of shares	90,210,438	81,321,733	72,227,455

(1) Revision - The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

Years ended December 31, 2009 and 2008

	2009	2008
	(Unaudited)	(Revised[1] )

Assets

Current assets:
Cash and cash equivalents	$13,312,091	$606,244
Marketable securities	22,754	6,435
Amounts receivable	5,539,238	3,737,925
Income taxes recoverable	342,217	431,523
Inventories	1,438,376	945,506
Prepaid expenses, deposits and advances	1,585,069	495,287
	22,239,745	6,222,920

Mineral properties, plant and equipment	14,934,521	16,087,761

	$37,174,266	$22,310,681

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,658,024	$4,466,335
Current portion of capital lease obligations	800,761	436,498
Current portion of promissory note	121,994	-
Current portion of future income tax liability	506,222	-
	4,087,001	4,902,833
Long-term liabilities:
Capital lease obligations	62,634	456,788
Promissory note	118,424	-
Convertible loan notes	3,356,397	4,651,690
Asset retirement obligations	1,382,091	1,104,877
Future income tax liability	1,311,609	1,376,588
	10,318,156	12,492,776
Shareholders’ equity:
Capital stock	75,910,220	57,865,462
Contributed surplus	10,268,043	7,724,900
Equity component of convertible loan notes	1,563,000	2,569,000
Advances on share subscriptions	-	85,000
Accumulated other comprehensive loss	(22,773)	(37,592)
Deficit	(60,862,380)	(58,388,865)
	26,856,110	9,817,905

	$37,174,266	$22,310,681

(1) Revision - The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.

	2009	2008	2007
	(Unaudited)	(Revised[1] )

Cash flows provided by (used in) operating activities:
Loss for the year	$(866,851)	$(13,760,826)	$(19,700,861)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Foreign exchange (gain) loss on debt	(73,037)	133,612	(778)
Foreign exchange (gain) loss on future income tax	(161,828)	-	-
Stock-based compensation	2,377,927	1,608,271	1,129,500
Shares issued for mineral exploration expenditures	-	191,568	246,000
Shares received for mineral exploration expenditures	(1,500)	(10,177)	(33,850)
Future income tax	603,070	(1,044,916)	2,421,504
Interest accretion on debt discount	-	11,154	259,355
Interest accretion on convertible notes payable	627,755	623,079	377,812
Debt settlement expense	51,165	-	-
Interest on capital lease obligation	-	24,438	-
Accretion on asset retirement obligations	277,214	281,677	22,704
Write-down of inventory	-	240,810	-
Loss (gain) on disposal of capital assets	2,014	(31,168)	-
	6,412,725	(7,447,449)	(11,674,946)
Changes in non-cash operating working capital:
Amounts receivable	(1,801,313)	2,277,611	(2,384,389)
Inventories	(471,155)	(357,566)	(143,346)
Prepaid expenses and deposits	(1,089,782)	371,085	245,025
Accounts payable and accrued liabilities	(1,840,322)	1,959,822	1,930,532
Income taxes	89,306	(68,303)	(490,695)
Net cash provided by (used in) operating activities	1,299,459	(3,264,800)	(12,517,819)

Cash flows provided by (used in) investing activities:
Mineral properties and capital expenditures	(1,762,302)	(1,927,624)	(3,328,413)
Proceeds from disposal of capital assets	5,177	100,614	-
Net cash used in investing activities	(1,757,125)	(1,827,010)	(3,328,413)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	-	(104,898)	(1,456,893)
Repayment of capital lease obligations	(364,745)	(180,985)	-
Repayment of promissory note	(9,840)	-	-
Proceeds from advances on share subscriptions	-	85,000	-
Proceeds from exercise of warrants	519,153	142,710	8,725,054
Proceeds from exercise of options	730,859	398,250	678,000
Proceeds from issuance of convertible notes	-	-	4,050,000
Issuance of shares for cash, net of issue costs	12,288,086	-	-
Net cash provided by financing activities	13,163,513	340,077	11,996,161

Increase (decrease) in cash and cash equivalents	12,705,847	(4,751,733)	(3,850,071)

Cash and cash equivalents, beginning of year	606,244	5,357,977	9,208,048

Cash and cash equivalents, end of year	$13,312,091	$606,244	$5,357,977

(1) Revision - The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.